UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

THE EASTERN COMPANY
(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

276317104

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-1(b)

☒    Rule 13d-1(c)

☐    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 276317104	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS Forager Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 363,205
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 363,205
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 363,205
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 276317104	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS Forager Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 464,141[1]
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 464,141
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 464,141
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.5%
12	TYPE OF REPORTING PERSON (See Instructions) IA

__________________________

1 Consists of (i) 363,205 shares held by Forager Fund, LP and (ii) 100,936 shares held by a separate account managed by the Reporting Person.

CUSIP No. 276317104	Page 4 of 7 Pages

1	NAME OF REPORTING PERSONS Edward Kissel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 464,141
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 464,141

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 464,141
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.5%
12	TYPE OF REPORTING PERSON (See Instructions) HC; IN

CUSIP No. 276317104	Page 5 of 7 Pages

1	NAME OF REPORTING PERSONS Robert MacArthur
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 464,141
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 464,141

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 464,141
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.5%
12	TYPE OF REPORTING PERSON (See Instructions) HC; IN

CUSIP No. 276317104	Page 6 of 7 Pages

ITEM 1(a).	NAME OF ISSUER

The Eastern Company (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

112 Bridge Street
Naugatuck, CT 06770

ITEM 2(a).	NAME OF PERSONS FILING

This joint statement on Schedule 13G is being filed by Forager Fund, LP, a Delaware limited partnership (the “Fund”), Forager Capital Management, LLC, a Delaware limited liability company and the general partner of the Fund (the “General Partner”), Edward Kissel and Robert MacArthur (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 4 to this Schedule 13G, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE

The business address of each of the Reporting Persons is 2024 3rd Ave. N, Suite 201, Birmingham, AL 35203.

ITEM 2(c).	CITIZENSHIP

The Fund is a Delaware limited partnership. The General Partner is a Delaware limited liability company. Each of Messrs. Kissel and MacArthur is a citizen of the United States.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES

Common stock, no par value (the “Common Stock”).

ITEM 2(e).	CUSIP NUMBER

276317104

ITEM 3.	Not applicable.

ITEM 4.	OWNERSHIP

The Reporting Persons, in the aggregate, beneficially own 464,141 shares of Common Stock of the Issuer, representing approximately 7.5% of such class of securities. The beneficial ownership of each Reporting Person is as follows: (i) the Fund beneficially owns 363,205 shares of Common Stock representing approximately 5.8% of the class; and (ii) each of the General Partner and Messrs. Kissel and MacArthur beneficially owns 464,141 shares of Common Stock representing approximately 7.5% of the class. The percentages of beneficial ownership reported herein, and on each Reporting Person’s cover page to this Schedule 13G, are based on a total of 6,215,123 shares of the Common Stock issued and outstanding as of November 7, 2022, as reported in the most recent quarterly report of the Issuer on Form 10-Q for its fiscal quarter ended October 1, 2022.

CUSIP No. 276317104	Page 7 of 7 Pages

The Fund has the sole power to vote and dispose of 363,205 shares of Common Stock. The General Partner has the sole power to vote and dispose of 464,141 shares of Common Stock. Each of Messrs. Kissel and MacArthur has the shared power to vote and dispose of 464,141 shares of Common Stock.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Certain funds and accounts to which the Investment Adviser serves as investment adviser have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	February 14, 2023

FORAGER FUND, LP

By:	Forager Capital Management, LLC,
its General Partner

By:	/s/ Robert MacArthur
Robert MacArthur
Managing Partner

FORAGER CAPITAL MANAGEMENT, LLC

By:	/s/ Robert MacArthur
Robert MacArthur
Managing Partner

EDWARD KISSEL

/s/ Edward Kissel
Edward Kissel

ROBERT MACARTHUR

/s/ Robert MacArthur
Robert MacArthur

Exhibit 4

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree, as of February 14, 2023, that only one statement containing the information required by Schedule 13G, and each amendment thereto, need be filed with respect to the ownership by each of the undersigned of shares of common stock The Eastern Company, a Delaware corporation, and such statement to which this Joint Filing Agreement is attached as Exhibit 4 is filed on behalf of each of the undersigned.

FORAGER FUND, LP

By:	Forager Capital Management, LLC,
its General Partner

By:	/s/ Robert MacArthur
Robert MacArthur
Managing Partner

FORAGER CAPITAL MANAGEMENT, LLC

By:	/s/ Robert MacArthur
Robert MacArthur
Managing Partner

EDWARD KISSEL

/s/ Edward Kissel
Edward Kissel

ROBERT MACARTHUR

/s/ Robert MacArthur
Robert MacArthur